Exhibit 99.2

Market Update April 15, 2024

UAE-based E-Script medicine management company Pharmak Direct and AHI Extend Master Services Agreement

Highlights

•	AHI has granted an extension to Pharmak Direct’s MSA, allowing additional platform integration time.

•	AHI Technology will be embedded in the e-script process, allowing patient screening.

•	Pharmak has a prominent stake in the e-script market throughout the MENA region.

•	First-of-its-kind e-script and mobile screening point-of-sale offering.

•	His Excellency Dr Obaid Al Ketbi continues to support AHI’s growth throughout the region.

Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (“AHI” or “the Company”) is pleased to inform shareholders that the Company has extended the previously executed Master Services Agreement (“MSA”) with Pharmak Direct, allowing the parties additional time to integrate the solutions, as set out in the terms and conditions of the MSA between AHI and Pharmak Direct. All other terms and conditions have remained the same, and the parties will work together over the 90-day extension to conclude integration and release in accordance with the previously executed MSA.

As previously disclosed, Dubai-based Pharmak Direct is a prominent stakeholder in the Middle Eastern e-script market, providing innovative digital home and workplace prescription delivery solutions. The company offers a comprehensive platform that enables payers, doctors, and patients to manage prescriptions and delivery.

Pharmak represents a transformative shift in the prescription landscape with its e-script dispensing and packaging system (ESPS), enabling the company’s unique 8-minute e-script-to-packaged capability. By leveraging technology to digitise and streamline the end-to-end prescription process, Pharmak Direct enhances efficiency, accuracy, and patient safety, ultimately improving the overall healthcare experience.

Under the terms of the MSA, with the assistance of AHI, Pharmak will integrate the AHI Biometric Health Assessment capabilities, enhancing the e-script patient experience and facilitating cost-effective medication and health management solutions with the Pharmak Direct ESPS. Once integrated, Pharmak is committed to delivering the e-script and screening solution to all current and future Pharmak partners. This is intended to seamlessly provide health data directly into the joint AHI / Pharmak ESPS, further providing Health insurers, government, and healthcare professionals with valuable insights into the patient’s overall health status.

Pharmak partners utilising the transformative e-script screening solution will experience the remarkable advantages of enriched patient data, which will be made possible by integrating AHI technology. The AHI capability is seamlessly incorporated within the comprehensive e-script package at no additional cost to the Pharmak valued partners.

The collaboration between Pharmak and AHI introduces a pioneering approach to medication management in the MENA region by incorporating biometric assessments into the e-scripting process. This integration aims to leverage individual biometric data to enhance care and medication management precision. It signifies a strategic shift towards more personalised healthcare, enabling care providers to deliver tailored therapeutic outcomes through advanced biometric technology. This initiative responds to the evolving role of care providers working to address the need for comprehensive evaluation of pharmaceutical care’s clinical, economic, and humanistic impacts. Embracing such innovation is crucial for managing the region’s high chronic disease prevalence and improving overall healthcare outcomes.

AHI and Pharmak believe the pharmacy should play a crucial role in the early detection of chronic diseases and in providing prevention capabilities, assisting in managing diseases, and counselling to improve patients’ quality of life and medication adherence. Studies have shown that pharmaceutical care services can reduce hospitalisation rates and mortality, affect drug therapy costs, and highlight the importance of pharmacoeconomic evaluation.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

Market Update April 15, 2024

Patient satisfaction with pharmaceutical care services is vital, and pharmacists face challenges like time constraints and access to patient medical information.

While focused on patient safety and effectiveness, the MENA region’s medication management landscape faces fragmentation with too many systems that must interact more effectively, hindering optimal health outcomes. AHI addresses this gap by developing an enterprise platform to consolidate these disparate elements into a unified, outcome-driven care model.

The AHI Enterprise Care Platform is positioned to revolutionise healthcare management by introducing interoperability across multiple critical domains, risk assessment screening, telehealth, e-scripting, medication management, Pharmaceutical Benefit Management, phenotypical profiling, and epidemiological predictive screening at a population scale.

Designed to streamline the complexity of contemporary medication management, this platform will seamlessly merge pharmaceutical care with multifaceted evaluations, ensuring that Clinical Services are both comprehensive and sustainable. This transformative approach is set to deliver integrated, patient-centred care throughout the MENA region, responding adeptly to the urgent needs arising from the high prevalence of chronic diseases.

The partnership comes at a time when the MENA region is extremely vocal about investing heavily in the digitisation of healthcare and population screening. In Saudi alone, the Kingdom has allocated USD$50.3 billion to healthcare and social development.i Much of this budget is directed toward digital health initiatives to enhance accessibility, efficiency, and transparency within the healthcare system.

Among these initiatives was creating a unified national electronic health record system, which acts as a comprehensive database to ensure patient data is accessible to medical professionals nationwide, enabling seamless cooperation and swift decision-making.

AHI’s BHA delivers 61 outputs, with 41 biometrics, across 5 health categories so patients can better understand their well-being and proactively address any concerns. The phenotypical data derived from the AHI BHA is unparalleled in the market.

Further investment in telemedicine platforms is prioritised, ensuring healthcare access even in remote areas.ii

Under Vision 2030, the Saudi government has also been working toward privatising the healthcare industry, focusing on 290 government hospitals and 2,300 primary health centres in the Kingdom.iii

AHI – Enterprise Care Platform

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2

Market Update April 15, 2024

Vlado Bosanac, Head of Strategy at AHI, said:

“AHI is continuing to expand its operations in the MENA region, with a strong emphasis on strategic initiatives within the UAE that support local healthcare goals. Our approach, focusing on enhancing patient care by raising health risk awareness and integrating with local medication management systems, particularly for at-risk populations, is underscored by the valuable relationships we’ve established.

We appreciate the Pharmak team’s patience and understanding as we navigate AHI’s reinstatement to the ASX and NASDAQ. This period has been an opportunity to strengthen our bonds and lay the groundwork for collaborative success.

Through the esteemed support of our local partner and significant shareholder, His Excellency Dr. Obaid Al Ketbi, AHI has fostered new relationships throughout the UAE. His Excellency’s influence and network have been instrumental in facilitating connections that amplify our impact in the region.

In active discussions with insurers, government entities, and care networks, we’re advancing the integration of our proprietary screening technology into e-prescription systems. This key development is a welcome addition to our mission of transforming health risk management, offering easy access to biometric data for personalised patient care.

Over the last 10 months, AHI has solidified its position in the MENA region, progressing with initiatives to improve the digitisation of risk identification in healthcare; electronic prescription systems are just one of the initiatives we are executing.

This is a key strategic move by Pharmak, who we believe is the leading electronic prescription provider in the UAE. The extension of the integration period within the signed Master Service Agreement (MSA) with AHI is to provide time lost throughout the delays AHI has had with its reinstatement.

By Pharmak choosing to integrate biometric health screenings into its process, Pharmak is poised to further cement its status as a leader in digital healthcare and medication management solutions throughout the region. This collaboration is a significant step in preventive healthcare wastage, empowering earlier detection and proactive management of health issues, which is pivotal in enhancing patient outcomes and reducing health risks through proactive population screening. “

About Pharmak Direct

Pharmak Direct is a user-friendly interface that simplifies the prescription packing and delivery workflow. Doctors submit electronic prescriptions directly to the Health Authority Pharmacy Benefit Management (PBM) portal after consultation with the patient. The patient then sends the e-script number directly to Pharmak Direct, eliminating the need for paper-based prescriptions and reducing the risk of errors. This streamlined process saves time and enhances patient safety by minimising the possibility of misinterpretation or lost prescriptions.

Furthermore, Pharmak Direct has been selected as the partner of choice by health insurers providing healthcare coverage for government health agencies in the United Arab Emirates and Saudi Arabia, allowing them to receive e-scripts, process orders, and dispense medication to patients efficiently. Pharmak receives all script details digitally, ensuring accurate dispensing and reducing the chance of medication errors. This digital integration fosters better collaboration between healthcare providers, improving patient care, adherence to medication consumption plans, and retention.

Pharmak Direct’s impact extends beyond the prescription process itself. The platform offers features such as medication reminders, drug interaction alerts, and digital health records, empowering patients to manage their health actively. Patients can stay informed and compliant with their treatment plans with convenient access to their prescription history and medication information.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	3

Market Update April 15, 2024

The Chairman and CEO of Advanced Health Intelligence Ltd have approved this announcement.

For more information, contact:

Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech	Leo Doyle Founder/CEO Pharmak Direct https://pharmakdirect.com/contact-us/

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (‘AHI’) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging is used to return vital signs and provide risk estimates for cardiovascular disease.

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit:  www.ahi.tech

[i]	https://www.arabnews.com/node/2311421/business-economy
ii	https://www.arabnews.com/node/2311421/business-economy
iii	https://www.arabnews.com/node/2311421/business-economy

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	4